UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 EXPLANATORY NOTE

HoA Amendment

On September 29, 2025, Critical Metals Corp. (the “Company”) entered into Amendment No. 1 to the Amended and Restated Heads of Agreement (the “HoA Amendment”) with Rimbal Pty. Ltd. (“Rimbal”). The HoA Amendment amends the Amended and Restated Heads of Agreement, dated as of July 19, 2024 between the Company and Rimbal, which is the agreement that sets forth the terms by which the Company can acquire an up to 92.5% ownership interest in the Tanbreez Green Rare Earth Mine (“Tanbreez”). The HoA Amendment, among other things, (i) removes the Company’s obligation to invest $10 million in Tanbreez to increase its ownership stake in Tanbreez to 92.5% and (ii) upon approval from the Greenlandic Mineral Resources Authority of Rimbal’s transfer of Tanbreez to the Company, obligates the Company to increase its ownership in Tanbreez from 42% to 92.5% in exchange for the issuance of 14,500,000 ordinary shares, par value $0.001 per share, of the Company (“Ordinary Shares”) to Rimbal. The remaining 7.5% ownership interest in Tanbreez is currently held by the Company’s largest shareholder, European Lithium Limited.

The transaction remains subject to Greenland governmental approval. When issued at the closing, the Ordinary Shares will be issued in a private placement upon an exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof.

On September 29, 2025, the Company published a press release, a copy of which is furnished as Exhibit 99.1 to this Form 6-K, relating to the HoA Amendment.

Incorporation by Reference

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-280017), Form F-3 (File No. 333-286326) and Post-Effective Amendment No. 2 to Form F-1 on Form F-3 (File No. 333-278400) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Critical Metals Corp., dated as of September 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Chief Executive Officer and Executive Chairman

Date: September 29, 2025